Mail Stop 3561

                                                           August 3, 2018


Via E-mail
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

       Re:    Rocky Mountain High Brands, Inc.
              Amendment No. 1 to Registration Statement on Form S-1 Filed July 10, 2018
              File No. 333-226091

Dear Mr. Welch:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Transactions with GHS, page 6

   1. We note the Secured Promissory Notes that were recently issued to GHS Investments, the investor in the equity line financing, in exchange for existing notes held by GHS. The promissory notes and the equity line appear to be part of a single transaction. As the notes have an adjustment feature of $.005/share, it therefore appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.
 Michael Welch
Rocky Mountain High Brands, Inc.
August 3, 2018
Page 2

      2. We also note the previous equity line with GHS and related registration statement 333-
         221273. Please advise us whether the negotiation of the Secured Promissory Notes with
         GHS involved renegotiating the terms of the previous equity line.

      3. We note that the exchanged notes mature in October and November 2018. Given your liquidity position, please describe, if true, how you intend to repay the indebtedness to the investor without recourse to the funds received or to be received under the equity line agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

      4. We note your prior disclosure that under your new private label contract with CBD
         Alimentos SA de CV, significant revenue increases were projected for the second quarter of 2018. Please advise us whether you consider this to be a known trend or uncertainty that you reasonably expect will have a material impact on the company's liquidity, capital resources, or results of operations. See Item 303(a) of Regulation
S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at
(202) 551-3536 with any questions.


                                                               Sincerely,

                                                               /s/ James Lopez
(for)

                                                               John Reynolds
                                                               Assistant
Director
                                                               Office of
Beverages, Apparel, and
                                                               Mining


cc:      Joe Laxague, Esq.
         Laxague Law, Inc.